Oppenheimer Discovery Fund
Period Ending 9/30/09
Exhibit 77M

On July 16, 2009, Oppenheimer Discovery Fund (the "Fund") acquired all of the net assets of Oppenheimer MidCap Fund, pursuant to an Agreement and Plan of Reorganization approved by the Oppenheimer MidCap Fund shareholders on July 10, 2009.

The Fund issued (at an exchange ratio of 0.298300 for Class A, 0.317446 for Class B, 0.310800 for Class C, 0.299923 for Class N and 0.300511 for Class Y of the Fund to one share of Oppenheimer MidCap Fund) 7,190,696; 1,686,226; 1,647,478; 427,201 and 496,295 shares of beneficial interest for Class A, Class B, Class C, Class N and Class Y, respectively, valued at $260,518,931, $52,677,699, $52,554,534, $15,093,004 and $18,869,121 in exchange for the net assets, resulting in combined Class A net assets of $647,955,277, Class B net assets of $85,236,147, Class C net assets of $80,627,447, Class N net assets of $23,550,068 and Class Y net assets of $39,380,518 on July 16, 2009. The net assets acquired included net unrealized depreciation of $5,883,393 and an unused capital loss carryforward of $617,506,141, potential utilization subject to tax limitations. The exchange qualified as a tax-free reorganization for federal income tax purposes.

For additional information, please refer to the Fund's N-14 filed with the commission on April 29, 2009, and N-14/A filed with the Commission on May 29, 2009 (333-158897), which became effective on June 3, 2009. Oppenheimer MidCap Fund will apply on Form N-8f to deregister as an investment company and will cease to be a registered investment company.